                                                FILED PURSUANT TO RULE 424(B)(5)
                                                REGISTRATION NO. 333-72291


THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933. THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. WE WILL DELIVER TO PURCHASERS OF THESE SECURITIES A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS. WE ARE NOT USING THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS TO OFFER TO SELL THESE SECURITIES OR TO SOLICIT OFFERS TO BUY THESE SECURITIES IN ANY PLACE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED MARCH 26, 1999

PRELIMINARY PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 24, 1999)

                                $

                                  CONOCO INC.                      [CONOCO LOGO]

                   $                        % NOTES DUE 20
                   $                        % NOTES DUE 20
                   $                        % NOTES DUE 20
                                ----------------
     We will pay interest on all the notes on           and           of each
year, beginning           , 1999. We may redeem some or all of the notes at any
time at a redemption price equal to the principal amount of the notes we redeem plus a make-whole premium. The redemption price is described beginning on page S-17 of this prospectus supplement.

     We have applied to list the notes on the Luxembourg Stock Exchange.

     WE URGE YOU TO READ THE "RISK FACTORS" SECTION BEGINNING ON PAGE S-12 OF THIS PROSPECTUS SUPPLEMENT, WHERE WE DESCRIBE SPECIFIC RISKS YOU SHOULD CONSIDER BEFORE PURCHASING ANY OF THE NOTES.

                                                 PRICE TO             DISCOUNT TO            PROCEEDS TO
                                                PUBLIC(1)             UNDERWRITERS            CONOCO(1)
                                                ---------             ------------           -----------
Per Note due 20   .......................           %                      %                      %
Per Note due 20   .......................           %                      %                      %
Per Note due 20   .......................           %                      %                      %
Total....................................           $                      $                      $

---------------

(1) Plus accrued interest, if any, from        , 1999

     Delivery of the notes in book-entry form only will be made through The
Depository Trust Company on or about               , 1999, against payment in
immediately available funds.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                          The Joint Book Runners are:

CREDIT SUISSE FIRST BOSTON                                  SALOMON SMITH BARNEY
                                ----------------

CHASE SECURITIES INC.
         GOLDMAN, SACHS & CO.
                   LEHMAN BROTHERS
                             MERRILL LYNCH & CO.
                                      MORGAN STANLEY DEAN WITTER
                                             NATIONSBANC MONTGOMERY SECURITIES
                                             LLC
                                ----------------
                PROSPECTUS SUPPLEMENT DATED               , 1999

  [PHOTO OF DEEPWATER
  PATHFINDER DRILLSHIP]

                                The Deepwater Pathfinder is one of two new deepwater drillships owned by a Conoco joint venture. Deepwater Pathfinder began operating in the Gulf of Mexico in early 1999, and is capable of drilling in 10,000 feet of water.




Conoco's 40-percent ownership
of the new 100,000-barrel-per-
day refinery at Melaka,
Malaysia, is supporting the               [PHOTO OF REFINERY
company's downstream                      IN MELAKA, MALAYSIA]
expansion in Asia Pacific.
Conoco currently has 100 retail
outlets in Thailand.

                               CONOCO AT A GLANCE


[PHOTO OF NYSE WITH CONOCO BANNER ACROSS FRONT]

A Conoco banner spanned the
facade of the New York Stock
Exchange last October to
celebrate the company's $4.4
billion initial public offering,
the largest in U.S. corporate
history.


[GLOBE DEPICTING CONOCO'S EXPLORATION AND PRODUCTION OPERATIONS, NATURAL GAS AND GAS PRODUCTS OPERATIONS, REFINING OPERATIONS, MARKETING OPERATIONS AND POWER OPERATIONS FOR EXISTING CORE AREAS, DEVELOPING CORE AREAS AND POTENTIAL CORE AREAS]

Our vision is to be recognized around the world as a truly great, integrated, international energy company that gets to the future first.

Conoco operates in 40 countries worldwide, and at year-end 1998 had approximately 16,000 employees. In the global energy industry, Conoco is active in both upstream and downstream segments of the petroleum business, and in power generation. Upstream activities cover the discovery, development and production of crude oil, natural gas and natural gas liquids, as well as gas processing. Downstream activities cover the refining of crude oil and other feedstocks into petroleum products, trading in crude oil and products, and the distribution and marketing of petroleum products. Power activities involve the development of power generation projects, often drawing on Conoco's fuel resources.

o Exploration and Production operations in 1998 included the daily production of approximately 348,000 barrels of petroleum liquids and 1.4 billion cubic feet of natural gas from fields in North America, South America, Europe, Africa, the Middle East and Asia Pacific. Exploration activities are focused in 15 countries.

o Natural gas and gas products operations include the gathering, processing, distribution and marketing of natural gas and natural gas liquids in North America, the U.K., Norway and Trinidad. In 1998, Conoco marketed natural gas volumes in excess of 4.1 billion cubic feet per day in the U.S. and Europe.

o Refining operations include four refineries in the U.S., one in the U.K., and partial ownership of a refinery in Germany, two in the Czech Republic and the recently commissioned refinery in Malaysia. Conoco has processing capacity of about 800,000 barrels of crude oil per day at these facilities.

o Marketing operations include the distribution and sale of gasoline, diesel fuel and motor oils through about 7,900 outlets in the U.S., Europe and Asia Pacific. These products are sold primarily under the Conoco and Jet brands. The company is a major supplier of industrial lubricants and specialty products and is the world's leading supplier of graphite coke. Conoco's total refined product sales are more than 1 million barrels per day.

o Power operations focus on the development of power generation projects that combine Conoco's fuels and industrial cogeneration expertise. Generating facilities developed by Conoco are onstream in the Netherlands and Colombia, and one plant is under construction, while another is under development, in Texas. Also, an agreement has been finalized for plants in four European countries.

     YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY OTHER INFORMATION. IF YOU RECEIVE ANY UNAUTHORIZED INFORMATION, YOU MUST NOT RELY ON IT. WE ARE OFFERING TO SELL THE NOTES ONLY IN PLACES WHERE SALES ARE PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION WE HAVE INCLUDED IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR THAT ANY INFORMATION WE HAVE INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THE DOCUMENT INCORPORATED BY REFERENCE. WE ARE RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

     THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.
                             ---------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                               PAGE
                                                               ----
Summary.....................................................   S-4
Risk Factors................................................   S-12
Use of Proceeds.............................................   S-15
Capitalization..............................................   S-15
Executive Officers and Directors............................   S-16
Description of the Notes....................................   S-17
United States Taxation of Non-United States Persons.........   S-21
Underwriters................................................   S-23
Notice to Canadian Residents................................   S-25
Listing and General Information.............................   S-26
Legal Matters...............................................   S-26
Experts.....................................................   S-26

                                   PROSPECTUS

About This Prospectus.......................................     2
Where You Can Find More Information.........................     2
Forward-Looking Information.................................     4
About Conoco................................................     4
Use of Proceeds.............................................     5
Ratio of Earnings to Fixed Charges..........................     5
Description of Debt Securities..............................     5
Plan of Distribution........................................    14
Legal Opinions..............................................    15
Experts.....................................................    15

     We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange, and settlement of the notes is not conditioned on obtaining this listing. Copies of this prospectus supplement and the accompanying prospectus, and the documents we have incorporated by reference, will be available free of charge at the office of Kredietbank S.A. Luxembourg, Kredietbank S.A. Luxembourgeoise, 43, Boulevard Royal, L-2955 Luxembourg.

     All references in this prospectus supplement and the accompanying prospectus to "dollars" or "$" are to the currency of the United States of America.

                                    SUMMARY

     This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes, information about our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus in its entirety before making an investment decision.

     In this prospectus supplement and the accompanying prospectus, we refer to Conoco Inc., its wholly owned and majority-owned subsidiaries and its ownership interest in equity affiliates as "we" or "Conoco," unless the context clearly indicates otherwise. Our ownership interest in equity affiliates includes corporate entities, partnerships, limited liability companies and other ventures in which we exert significant influence by virtue of our ownership interest, typically between 20 and 50 percent.

     The term "20  Notes" refers to the    % Notes due 20  . The term "20
Notes" refers to the    % Notes due 20  . The term "20  Notes" refers to the
   % Notes due 20 . The term "Notes" refers to all three series of notes collectively.

                                  ABOUT CONOCO

     Conoco is a major, integrated, global energy company involved in both the Upstream and Downstream segments of the petroleum business. Upstream activities include exploring for and developing, producing and selling crude oil, natural gas and natural gas liquids. Downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. In addition to Upstream and Downstream operations, we also develop and operate power facilities. We operate in 40 countries worldwide.

     As of December 31, 1998, we had proved worldwide reserves of 2,622 million barrels of oil equivalent ("BOE"), 39 percent of which were natural gas (converted to BOE using a ratio of six thousand cubic feet of natural gas to one barrel-of-oil-equivalent). Based on 1998 annual production of 213 million BOE (excluding natural gas liquids from gas plant ownership), we had a reserve life of 12.3 years as of December 31, 1998. Over the last five years, we have replaced an average of 195 percent of the oil and gas we have produced each year. We own or have equity interests in nine refineries worldwide, with a total crude and condensate processing capacity of approximately 807,000 barrels per day. We have a marketing network of approximately 7,900 outlets in the United States, Europe and Asia. Based on public filings, for the year ended December 31, 1998, we ranked eighth in the worldwide production of petroleum liquids by U.S.-based companies, eleventh in the production of natural gas and eighth in refining throughput. For that same period, we reported net income of $450 million, which included a net charge for special items of $271 million, on total revenues of $23,168 million.

UPSTREAM

     We are currently exploring for, developing or producing crude oil, natural gas and/or natural gas liquids in 17 countries around the world. In 1998, production averaged 583,000 BOE per day, consisting of 348,000 barrels per day of petroleum liquids (excluding natural gas liquids from gas plant ownership) and 1,411 million cubic feet of natural gas per day. The majority of this production came from fields located in the United States, the United Kingdom and Norway, with the remaining production coming from operations in Canada, the United Arab Emirates, Indonesia, Nigeria, Russia and Venezuela.

     In 1998, we replaced nearly 110 percent of the oil and natural gas we produced, adding 234 million BOE to our worldwide reserves while producing 213 million BOE (excluding natural gas liquids from gas plant ownership), for a net addition of 21 million BOE. This marks the sixth consecutive year in which we have replaced more reserves than we produced. We replaced 163 percent of the natural gas produced and 74 percent of the oil produced. On December 31, 1998, we had proved reserves of 2,622 million BOE, consisting of 1,591 million barrels of petroleum liquids and 6,183 billion cubic feet of natural gas, representing an increase of 48 percent on a BOE basis since December 31, 1994.

     We made capital investments in Upstream activities in 1998 of $1,965 million, including the continued development of major projects, such as the Lobo trend, Britannia, Ursa and Petrozuata. We anticipate that these projects will contribute to our 1999 production and significantly increase our production rates over current levels in future years.

     The majority of our exploration and production assets are located in North America (United States and Canada) and Western Europe (United Kingdom and Norway). The producing properties in these areas generate cash to fund growth opportunities around the world. Outside of North America and Western Europe, our investment activities are focused on areas that have the potential to become major business areas in the future, such as northern South America and the Caribbean, Asia Pacific, West Africa, Middle East and Russia/Caspian Sea regions.

     We are exploring for oil and/or natural gas in 15 countries. Since 1996, we have pursued and continue to implement an exploration strategy focused on acquiring large acreage positions in areas that are relatively under-explored. The purpose of these acreage acquisitions has been to establish us at an early stage in areas that have the potential for large discoveries. During the same period, we acquired significant acreage positions in the deepwater Gulf of Mexico, the Atlantic Margin of Northwest Europe, northern South America and the Caribbean, and selected basins in the Asia Pacific region. In 1998, our exploratory success rate was its best in 15 years. Approximately 30 percent of the exploratory wells we drilled (excluding appraisal wells) were potentially commercial.

     We intend to manage our asset portfolio to increase the proportion of Upstream assets relative to Downstream assets and the proportion of large-scale, long-lived, early-life-cycle assets relative to mature assets. In the course of implementing this strategy, we have in the past, and may from time to time in the future, purchase or sell producing Upstream assets. We may also consider forming alliances or joint ventures to hold and operate selected Upstream assets, either to optimize the efficiency of such operations through achieving economies of scale or, in certain circumstances, to monetize a portion of the value of such assets.

DOWNSTREAM

     Downstream operations are organized regionally with operations in the United States, Europe and the Asia Pacific region. United States and European operations each provided about one-half (55 and 56 percent, respectively) of total Downstream earnings in 1998, partially offset by a small loss resulting from start-up activities in Asia Pacific.

     We have made capital investments in Downstream activities averaging approximately $600 million per year for the last three years. In 1998, capital investments in Downstream activities were approximately $530 million, relating primarily to worldwide retail marketing operations and the completion of the Melaka refinery in Malaysia.

     Downstream's strengths are in processing heavy, high sulfur and acidic crudes, upgrading bottom-of-the-barrel feedstocks via coking technology, maintaining low cost, high volume retail marketing operations and developing specialty products. Approximately 50 percent of our worldwide refining capacity is designed to process heavy, high sulfur crude. The Humber refinery in the United Kingdom can process about 44 percent acidic crudes in its crude slate. We have applied our coking technology to nearly all of our refining operations throughout the world. This has enabled us to become a world leader in producing petroleum coke products, such as high value graphite and anode coke, which are used in the production of electrodes and anodes for the steel and aluminum industries, respectively. We have also licensed our fuel coking technology around the world, which has in turn created other business development opportunities.

     We produce and market a full range of refined petroleum products, including gasolines, diesel fuels, heating oils, aviation fuels, heavy fuel oils, asphalts, lubricants, petroleum coke products and petrochemical feedstocks. We own and operate, or are a partner in the operation of, nine refineries worldwide with a total crude and condensate capacity of 807,000 barrels per day. Refining capacity is distributed 62 percent in the United States, 33 percent in Europe and 5 percent in the Asia Pacific region.

     Capacity has risen by over 185,000 barrels per day, or 30 percent, since year end 1995 as a result of the expansion of the Lake Charles refinery, the upgrade of the Humber refinery, the acquisition of an interest in two refineries in the Czech Republic and an investment in the new Melaka refinery in Malaysia. In the United States, we primarily market through low cost wholesale operations. We have a growing marketing presence in Europe and Asia Pacific, where we are a leader in operating low cost, high volume retail stations. In 1998, refined product sales averaged 1,049,000 barrels per day, distributed 68 percent, 31 percent and one percent in the United States, Europe and the Asia Pacific region, respectively.

     Our objective for Downstream is to continue to provide an appropriate return on investment by improving the competitiveness of the core business, while providing free cash flow to fund growth in Upstream, as well as in new Downstream businesses. Consistent with such objectives, we have in the past, and may from time to time in the future, purchase or sell Downstream assets. We may also consider forming alliances or joint ventures to hold and operate all or a selected part of our Downstream assets, either to optimize the efficiency of such operations through achieving economies of scale or, in certain circumstances, to monetize a portion of the value of such assets.

BUSINESS STRATEGY

     We intend to pursue a growth-oriented business strategy by exploiting growth opportunities where we have existing major areas of operation, creating at least two new major business areas in northern South America and the Caribbean, and one of the Asia Pacific, West Africa, Middle East or Russia/Caspian Sea regions, and continuing to improve the profitability, efficiency and effectiveness of our existing operations. Specifically, we intend to:

     - manage our portfolio to increase the proportion of Upstream assets relative to Downstream assets and the proportion of large-scale, long-lived, early-life-cycle assets relative to mature assets, which could include forming joint ventures or alliances to optimize the efficiency of operations or monetize a portion of the value of such assets

     - achieve significant near-term production growth through large scale projects such as Petrozuata, Britannia, Lobo and Ursa

     - seek opportunities created by worldwide privatizations and the opening of new markets previously closed to private investment

     - apply our strengths in carbon upgrading, project management, deepwater technology, natural gas processing, seismic processing and interpretation, and our ability to present integrated Upstream/ Downstream solutions to host governments and other institutions in new and emerging markets

     - pursue exploration activities that have significant value-creation potential by concentrating on areas that are underexplored

     - capitalize on our ability to convert low cost, heavy, high sulfur and acidic crude oils into high-value light oil products

     - continuously rationalize our asset base, contain costs, optimize our investment portfolio and improve operating reliability

In all our activities, we will strive to act in accordance with our core values of operating safely, protecting the environment, acting ethically and valuing all people.

SEPARATION FROM DUPONT

     In May 1998, E. I. du Pont de Nemours and Company announced its intention to divest its oil and gas business, operated through Conoco. In October 1998, Conoco completed its initial public offering, selling 191.5 million shares of Conoco Class A Common Stock (entitled to one vote per share), representing approximately 30.5 percent of the total shares outstanding. DuPont, through its ownership of all of the 436.5 million shares of Conoco Class B Common Stock (entitled to five votes per share), retained 69.5 percent of the total outstanding shares and 91.9 percent of the total voting power of Conoco. DuPont has announced that it intends to divest its remaining ownership interest in Conoco through a "split-off" in 1999, in which holders of DuPont common stock will have the option of electing to exchange some or all of their DuPont shares for the remaining Conoco shares held by DuPont. On March 22, 1999, the registration statement for the split-off was initially filed with the SEC. We can give no assurance as to the timing or successful completion of the split-off.

                                  THE OFFERING

Securities Offered......... $     million principal amount of   % Notes due
                            20
                            $     million principal amount of   % Notes due
                            20
                            $     million principal amount of   % Notes due
                            20

Maturity Dates.............           , 20     for the 20     Notes
                                      , 20     for the 20     Notes
                                      , 20     for the 20     Notes

Interest Payment Dates.....            and           of each year,
                             commencing            , 1999

Redemption.................  At any time, we may redeem any or all of the Notes in principal amounts of $1,000 or any integral multiple thereof. We will pay a redemption price equal to the principal amount of Notes we redeem plus a make-whole premium, which is described under the heading "Description of the
                             Notes -- Redemption" beginning on page S-17. We also will pay accrued interest to the redemption date.

Ranking....................  The Notes:

                                  - are unsecured

                                  - rank equally with all our existing and
                                    future unsecured senior debt

                                  - are senior to any future subordinated debt

                                  - are effectively junior to our secured debt
                                    and to all existing and future debt and
                                    other liabilities of our subsidiaries

Covenants..................  We will issue the Notes under an indenture containing covenants for your benefit. These covenants restrict our ability, with certain exceptions, to:

                                  - incur debt secured by liens

                                  - engage in sale/leaseback transactions

Use of Proceeds............  We intend to use the net proceeds of approximately
                             $ billion to repay a portion of our debt owed to DuPont.

                             SUMMARY FINANCIAL DATA

     We have provided in the tables below summary consolidated historical financial data. We have derived the statement of income data for each of the years in the four-year period ended December 31, 1998, and the historical balance sheet data as of December 31, 1998, 1997 and 1996, from our audited consolidated financial statements. We have based the statement of income data for the year ended December 31, 1994, and the historical balance sheet data as of December 31, 1995 and 1994, on the accounting records of DuPont, which, in our management's opinion, include all adjustments necessary for the fair presentation of our financial position at such dates and our results of operations for such periods. You should read the following financial information in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying prospectus.

                                                             YEAR ENDED DECEMBER 31
                                               --------------------------------------------------
                                                1998       1997       1996       1995      1994
                                               -------   --------   --------   --------   -------
                                                          (IN MILLIONS, EXCEPT RATIOS)
STATEMENT OF INCOME DATA:
Total Revenues(1)............................  $23,168   $26,263    $24,416    $20,518    $19,433
Cost of Goods Sold and Other Operating
  Expenses...................................   13,840    16,226     14,560     11,146     10,640
Selling, General and Administrative
  Expenses...................................      736       726        755        728        679
Stock Option Provision.......................      236        --         --         --         --
Exploration Expenses(2)......................      380       457        404        331        357
Depreciation, Depletion and Amortization
  (DD&A).....................................    1,113     1,179      1,085      1,067      1,244
Taxes Other Than on Income(1)................    5,970     5,532      5,637      5,823      5,477
Interest and Debt Expense....................      199        36         74         74         63
                                               -------   -------    -------    -------    -------
Income Before Income Taxes...................      694     2,107      1,901      1,349        973
Provision for Income Taxes...................      244     1,010      1,038        774        551
                                               -------   -------    -------    -------    -------
          Net Income(3)(4)...................  $   450   $ 1,097    $   863    $   575    $   422
                                               =======   =======    =======    =======    =======
Segment After-Tax Income:
Upstream:
  United States..............................  $   219   $   445    $   314    $   258    $   248
  International..............................      283       439        367        234        250
Downstream:
  United States..............................      135       216        172        112        104
  International..............................      156        91        117        121        137
Corporate and Other(3).......................     (343)      (94)      (107)      (150)      (317)
                                               -------   -------    -------    -------    -------
                                               $   450   $ 1,097    $   863    $   575    $   422
                                               =======   =======    =======    =======    =======
OTHER DATA:
Cash Provided by Operations..................  $ 1,373   $ 2,876    $ 2,396    $ 1,924    $ 2,143
Cash Used for Investing Activities...........    1,598     2,037      1,647      1,677      1,364
Cash Used for Financing Activities...........      555       499        187        313        773
Capital Expenditures and Investments.........    2,516     3,114      1,944      1,837      1,665
Cash Exploration Expense.....................      217       286        262        204        200
EBITDA(4)(5).................................    2,006     3,322      3,060      2,490      2,280
Ratio of EBITDA to Interest Expense(4).......     10.1x     92.3x      41.4x      33.6x      36.2x
Ratio of Earnings to Fixed Charges(4)(6).....      3.2x     12.9x      11.6x       7.3x       7.3x
Ratio of Earnings Before Special Items to
  Fixed Charges(4)(7)........................      4.6x     12.4x      11.5x       7.7x       8.0x

---------------

(1) Includes petroleum excise taxes of $5,801, $5,349, $5,461, $5,655 and $5,291 for 1998, 1997, 1996, 1995 and 1994, respectively.

(2) Includes cash exploration overhead and operating expense, DD&A, dry hole costs and impairments of unproved properties.

(3) Includes after-tax exchange gains (losses) of $32, $21, $(7), $(40) and $(143) for 1998, 1997, 1996, 1995 and 1994, respectively.

(4) Our current report on Form 8-K incorporated by reference in the accompanying prospectus includes a pro forma statement of income for the year ended December 31, 1998 that gives effect to our initial public offering, our separation from DuPont and related transactions. Pro forma net income and EBITDA for the year ended December 31, 1998 were $392 million and $1,948 million, respectively. The pro forma ratios of EBITDA to interest expense, earnings to fixed charges and earnings before special items to fixed charges were 8.7x, 2.8x and 4.1x, respectively, for the same period.

(5) EBITDA means earnings before interest expense, income taxes, depreciation, depletion and amortization. EBITDA is not a generally accepted accounting principles measure and may not be comparable to similarly titled items of other companies. You should not consider EBITDA as an alternative to net income or any other generally accepted accounting principles measure of performance as an indicator of our operating performance or as a measure of liquidity. EBITDA does not represent funds available for management's discretionary use because certain future cash expenditures are not reflected in the EBITDA presentation. Some investors use this data as an indicator of a company's ability to service debt.

(6) We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of income before income taxes and extraordinary items and fixed charges. "Fixed charges" consist of interest expense, capitalized interest, amortization of debt expense and that portion of annual rental expense we have deemed to represent the interest factor.

(7) For the ratio of earnings before special items to fixed charges, we have excluded special items from the computation of earnings. Special items are material nonrecurring items and generally consist of asset sales, property impairments, tax rate changes, employee separation costs, inventory write-downs, environmental insurance litigation recoveries, environmental litigation charges and, in 1998, a stock option provision. For more information about our special items, please read "Results of Operations -- Special Items" beginning on page 45 in Item 7 of our annual report on Form 10-K for the year ended December 31, 1998, as amended on March 12, 1999.

                                                                 DECEMBER 31
                                               -----------------------------------------------
                                                1998      1997      1996      1995      1994
                                               -------   -------   -------   -------   -------
                                                                (IN MILLIONS)
BALANCE SHEET DATA:
Cash and Cash Equivalents....................  $   394   $ 1,147   $   846   $   286   $   319
Working Capital..............................       45       567       862       999     1,790
Net Property, Plant and Equipment............   11,413    10,828    10,082     9,758     9,522
Total Assets.................................   16,075    17,062    15,226    14,229    15,271
Long-Term Borrowings -- Related Parties......    4,596     1,450     2,287     2,141     2,279
Other Long-Term Borrowings and Capital Lease
  Obligations................................       93       106       101        65       342
Total Stockholders' Equity/Owner's Net
  Investment.................................    4,438     7,896     6,579     6,754     7,274

                                                     1998     1997     1996     1995     1994
                                                    ------   ------   ------   ------   ------
OPERATING DATA:
Proved Reserves at December 31(1):
  Oil (MMbbls)(2).................................   1,591    1,624      973      977      988
  Natural Gas (Bcf)...............................   6,183    5,861    5,396    5,048    4,674
  Total Proved Reserves (MMBOE)(3)................   2,622    2,601    1,872    1,818    1,767
International Proved Reserves (% of Total)........      73%      73%      65%      63%      61%
Reserve Replacement Ratio(1)......................     110%     448%     126%     127%     157%
Reserve Life (years)(1)(4)........................    12.3     12.4      8.9      9.3      8.2
Finding and Development Costs per BOE(1)(3)(5)....  $ 4.03   $ 3.63   $ 4.84   $ 5.39   $ 6.24
Average Daily Production(1):
  Oil (Mbbls/day)(2)..............................     348      374      374      346      367
  Natural Gas (MMcf/day)..........................   1,411    1,203    1,211    1,126    1,327
  Total Production (MBOE/day)(3)..................     583      575      576      534      558
Average Production Costs per BOE(3)(6)............  $ 3.95   $ 4.21   $ 3.84   $ 3.92   $ 3.59
Refinery Capacity at December 31
  (Mbbls/day)(1)(7)...............................     807      754      743      621      602
Refinery Utilization(7)...........................      92%      91%      83%      97%      99%
Total Refinery Inputs (Mbbls/day)(1)(8)...........     823      780      732      721      697
Sales of Refined Products (Mbbls/day)(1)..........   1,049    1,048      998      983      931
Retail Marketing Outlets at December 31(9):
  United States...................................   4,897    4,903    4,976    5,125    5,196
  International...................................   3,023    2,971    2,874    2,390    2,438

---------------

(1) Includes our share of equity affiliates.

(2) Includes crude oil, condensate and natural gas liquids expected to be removed for our account from our natural gas production.

(3) 6,000 cubic feet of natural gas = one barrel-of-oil-equivalent (BOE).

(4) Total proved reserves at December 31 divided by annual production for the year ended December 31, excluding natural gas liquids from gas plant ownership.

(5) Finding and development costs per BOE represent a trailing five-year average for each year displayed.

(6) Excludes equity affiliates and processed natural gas liquids.

(7) Based on rated capacity to process crude oil and condensate (excludes other feedstocks).

(8) Includes crude oil, condensate and other feedstocks.

(9) Represents outlets owned by us and others that sell our refined products.

                              SUMMARY RESERVE DATA

     We have provided in the tables below summary information as of the dates indicated with respect to our estimated proved reserves of oil and natural gas at year-end for 1998 and 1997. Unless we inform you otherwise, all information in this prospectus supplement relating to oil and natural gas reserves has been based upon our estimates and reflects our net interest after royalties. Please read "Risk Factors -- The oil and gas reserves data in this document are only estimates and may prove to be inaccurate" on page S-13 of this prospectus supplement.

                                                               PROVED RESERVES
                                                               AT DECEMBER 31,
                                                              ------------------   % INCREASE
                                                                1998       1997    (DECREASE)
                                                              ---------   ------   ----------
                                                              (NET AFTER ROYALTY
                                                                  BASIS)(1)
United States:
  Oil (MMbbls)(2)...........................................       261      277        (6)
  Natural Gas (Bcf).........................................     2,700    2,605         4
                                                              --------    -----
          Total Proved Reserves (MMBOE)(3)..................       711      711        --
International:
  Oil (MMbbls)(2)...........................................     1,330    1,347        (1)
  Natural Gas (Bcf).........................................     3,483    3,256         7
                                                              --------    -----
          Total Proved Reserves (MMBOE)(3)..................     1,911    1,890         1
Worldwide:
          Total Proved Reserves (MMBOE)(3)..................     2,622    2,601         1
                                                              ========    =====

---------------

(1) Includes our share of equity affiliate reserves.

(2) Reserves comprise crude oil, condensate and natural gas liquids expected to be removed for our account from our natural gas production.

(3) 6,000 cubic feet of natural gas = one barrel-of-oil-equivalent (BOE).

                                  RISK FACTORS

     In considering whether to purchase the Notes, you should carefully consider all the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the risk factors described below. In addition, please read "Forward-Looking Information" on page 4 of the accompanying prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements in this prospectus supplement and the accompanying prospectus.

LOW OIL AND GAS PRICES HAVE NEGATIVELY AFFECTED OUR FINANCIAL RESULTS AND MAY CONTINUE TO DO SO IN THE FUTURE.

     Crude oil prices declined substantially in 1998, and we expect these depressed prices to continue in 1999. During 1998, West Texas Intermediate crude oil prices fell to 12-year lows as measured in absolute dollars, and 25-year lows as measured in inflation-adjusted dollars, and closed at $12.05 per barrel on December 31, 1998. These lower prices had a significant negative impact on our financial results in 1998, in which our net income fell 59 percent compared to 1997. We expect these prices to continue to affect 1999 financial results negatively.

     Our profitability is determined in large part by the difference between the prices we receive for the crude oil, natural gas, natural gas liquids and refined products we produce and the costs of finding, developing, producing, refining and marketing these resources. We have no control over many factors affecting prices for our products. Prices for crude oil, natural gas and refined products may fluctuate widely in response to changes in global and regional supply, political developments and the ability of the Organization of Petroleum Exporting Countries, or OPEC, and other producing nations to set and maintain production levels and prices. Prices for crude oil, natural gas and refined products are also affected by changes in demand for these products, which may result from global events, as well as supply and demand in industrial markets, such as the steel and aluminum markets.

     Reduced Asian demand, as a result of the recent economic downturn in Asia, has negatively affected worldwide crude oil and product prices. Decreases in crude oil and natural gas prices and refined product margins may adversely affect us. Lower crude oil and natural gas prices may reduce the amount of oil and natural gas reserves we can produce economically, and existing contracts that we have entered into may become uneconomic.

GLOBAL POLITICAL AND ECONOMIC DEVELOPMENTS MAY HURT OUR OPERATIONS.

     Local political and economic factors in international markets may have a material adverse effect on us. Approximately 43 percent of our sales in 1998 was derived from markets outside the United States, and 73 percent of our proved reserves at year-end 1998 were located outside the United States.

     There are many risks associated with operations in international markets, including changes in foreign governmental policies relating to crude oil, natural gas or refined product pricing and taxation, other political, economic or diplomatic developments, changing political conditions and international monetary fluctuations. These risks include:

     - political and economic instability or war

     - the possibility that a foreign government may seize our property with or without compensation

     - confiscatory taxation

     - a foreign government's attempting to renegotiate or revoke existing contractual arrangements

     - fluctuating currency values, hard currency shortages and currency controls

Recent turmoil in regions such as Russia, Southeast Asia and South America has subjected our operations in these regions to increased risks.

     Actions of the United States government can also expose our operations to risk. The United States government can use tax and other legislation, executive orders and commercial restrictions to prevent or restrict us from doing business in foreign countries. These restrictions and those of foreign governments have in the past limited our ability to operate in or gain access to opportunities in various countries. Actions of the United States government through tax and other legislation, executive order and commercial restrictions could adversely affect our operating profitability both in the U.S. and overseas. Various agencies of the United States and other governments have from time to time imposed restrictions on our ability to operate in or gain attractive opportunities in various countries. Actions by both the United States and host governments have affected operations significantly in the past and will continue to do so in the future.

     We are also exposed to fluctuations in foreign currency exchange rates. We do not intend to comprehensively hedge our exposure to currency rate changes, although we may choose to selectively hedge certain working capital balances, firm commitments, cash returns from affiliates or tax payments. These efforts may not be successful.

THE OIL AND GAS RESERVES DATA IN THIS DOCUMENT ARE ONLY ESTIMATES AND MAY PROVE TO BE INACCURATE.

     Estimating quantities of proved oil and natural gas reserves involves many uncertainties. The reserve data included in this prospectus supplement represent estimates only. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. We base our estimates of economically recoverable oil and natural gas reserves and future net cash flows on many variables and assumptions related to reserve performance that require evaluation by engineers interpreting the available geologic, engineering and economic data, as well as price and other economic factors. Many of these factors, assumptions and variables are beyond our control, and some or all of them may prove wrong over time.

     The reliability of reserve estimates depends on the quality and quantity of technical and economic data, the production performance of the reservoirs and extensive engineering judgment. Results of drilling, testing and production after the date of the estimates may require substantial upward or downward revisions. Adverse changes in economic conditions, including a drop in oil or natural gas prices, may render it uneconomical to produce certain reserves. Accordingly, actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and such variances may be material.

OUR GROWTH DEPENDS ON FINDING NEW RESERVES.

     Our ability to achieve our growth objectives depends upon our success in finding, acquiring or gaining access to additional reserves. In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves will decline as reserves are produced unless we conduct successful exploration and development activities or acquire properties containing proved reserves, or both. Our exploration and development activities expose us to inherent drilling risks, including the risk that we will encounter no economically productive natural gas or oil reservoirs. The costs of drilling, completing and operating wells are often uncertain and numerous factors beyond our control may cause drilling operations to be curtailed, delayed or cancelled. Our future drilling, exploration and acquisition activities may not be successful. If these activities are unsuccessful, this failure would have an adverse effect on our future results of operations and financial condition.

POTENTIAL YEAR 2000 PROBLEMS MAY ADVERSELY AFFECT OUR BUSINESS.

     Many existing computer programs were designed and developed using only two digits to represent the year of a date. This failure to consider the upcoming change in the century could lead to the failure of computer applications or create erroneous results by or at the year 2000. This issue is referred to as the "Year 2000 Issue." The Year 2000 Issue extends beyond traditional computer hardware and software to possible failure of automated plant systems and instrumentation. The Year 2000 Issue also affects third parties with whom we do business. These third parties may not successfully reprogram or replace, and test, all of their own computer hardware, software and process control systems to ensure they are Year 2000 compliant. Failure by us, our business associates or other constituents, such as governments, to become Year 2000 compliant on a timely basis could have a material adverse effect on our financial position and results of operations. For more information about Year 2000 risks, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000" beginning on page 53 of our annual report on Form 10-K for the year ended December 31, 1998, as amended on March 12, 1999.

WE WILL INCUR SUBSTANTIAL COSTS TO COMPLY WITH ENVIRONMENTAL REGULATIONS.

     We incur, and expect to continue to incur, substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment, including costs to remediate contamination at various owned and previously owned facilities and at third-party sites where our products or wastes have been handled or disposed. New laws and regulations, the imposition of tougher requirements in permits, increasingly strict enforcement of existing laws and regulations or the discovery of previously unknown contamination may require future expenditures to modify operations, install pollution control equipment, perform site clean ups or curtail our operations. For example, the European Union recently enacted legislation to reduce the sulfur content of motor fuels we produce and market. We estimate that this legislation will require us to make capital expenditures of approximately $100 million in 1999, $100 million in 2000 and $50 million in 2001. The U.S. Environmental Protection Agency is considering similar measures. We cannot assure you that these future expenditures, investments or curtailments will not have a material adverse effect on us.

WE MAY FACE CONFLICTS OF INTEREST WITH DUPONT.

     DuPont currently owns 91.9 percent of the combined voting power of all classes of our voting stock and therefore can control all determinations with respect to corporate governance matters affecting us, including establishing the terms of the proposed split-off, our direction and policies, acquisitions or dispositions of assets, future issuances of securities, incurrence of debt and payment of dividends. Conflicts of interest may arise between us and DuPont in a number of areas.

THERE IS NO PUBLIC MARKET FOR THE NOTES, AND WE DO NOT INTEND TO LIST THEM ON ANY U.S. SECURITIES EXCHANGE OR DEALER QUOTATION SYSTEM.

     There is no existing market for the Notes. We cannot provide any assurance about:

     - the liquidity of any markets that may develop for the Notes

     - your ability to sell your Notes

     - the prices at which you will be able to sell your Notes

     Future trading prices of the Notes will depend on many factors, including prevailing interest rates, our operating results, ratings of the Notes and the market for similar securities. The underwriters have advised us that they intend to make a market in the Notes of each series after completion of the offering. The underwriters do not, however, have any obligation to do so, and they may discontinue any market-making activities at any time without any notice. In addition, although we have applied to list the Notes on the Luxembourg Stock Exchange, we do not intend to apply for the listing of the Notes on any other securities exchange or for quotation of the Notes in any dealer quotation system.

                                USE OF PROCEEDS

     We expect the net proceeds from the offering of the Notes to be
approximately $     billion, after deducting discounts to the underwriters and estimated expenses of the offering that we will pay. We expect to use the net proceeds to repay a portion of our debt owed to DuPont (with an interest rate of 6.0125%). We incurred the debt as a dividend in July 1998 in connection with our separation from DuPont.

                                 CAPITALIZATION

     We have provided in the table below our consolidated capitalization as of December 31, 1998 and as adjusted to give effect to the issuance of the Notes and the application of the net proceeds from that issuance as described in "Use of Proceeds." Except as described in this prospectus supplement, the accompanying prospectus or the documents we incorporate by reference, there has been no material change in our consolidated capitalization since December 31, 1998. In addition to the issuance of the Notes, we intend to establish a commercial paper program that will be supported by a committed bank credit facility. We will use the proceeds from the commercial paper program both to repay any remaining debt owed to DuPont after the application of the net proceeds from the issuance of the Notes and for general corporate purposes. DuPont intends to complete the split-off in 1999, and we intend to complete the refinancing of our debt owed to DuPont prior to the split-off.

                                                               DECEMBER 31, 1998
                                                              --------------------
                                                              ACTUAL   AS ADJUSTED
                                                              ------   -----------
                                                              (IN MILLIONS, EXCEPT
                                                                  SHARE DATA)
LONG-TERM DEBT:
     % Notes due 20     ....................................      --
     % Notes due 20     ....................................      --
     % Notes due 20     ....................................      --
Long-Term Borrowings -- Related Parties(1)..................   4,596
Other Long-Term Borrowings and Capital Lease Obligations....      93         93
                                                              ------     ------
          Total Long-Term Debt..............................  $4,689
                                                              ------     ------
STOCKHOLDERS' EQUITY:
Preferred Stock, $.01 par value:
  250,000,000 shares authorized; none issued................      --         --
Class A Common Stock, $.01 par value:
  3,000,000,000 shares authorized; 191,497,821 shares
     issued.................................................       2          2
Class B Common Stock, $.01 par value:
  1,600,000,000 shares authorized; 436,543,573 shares issued
     and outstanding........................................       4          4
Additional Paid-in Capital..................................   4,955      4,955
Accumulated Deficit.........................................    (244)      (244)
Accumulated Other Comprehensive Loss........................    (274)      (274)
Treasury Stock, at cost(249,863 Class A shares).............      (5)        (5)
                                                              ------     ------
          Total Stockholders' Equity........................  $4,438     $4,438
                                                              ------     ------
          Total Capitalization..............................  $9,127
                                                              ======     ======

---------------

(1) We also have an agreement with DuPont under which DuPont provides us with a revolving credit facility of up to $500 million in principal amount. The principal amounts outstanding under this agreement at December 31, 1998 and March 15, 1999 were $0 and $330 million, respectively.

                        EXECUTIVE OFFICERS AND DIRECTORS

     We have provided in the tables below information about our current executive officers and directors:

                               EXECUTIVE OFFICERS

                  NAME                                     POSITION
                  ----                                     --------
Archie W. Dunham.........................  President and Chief Executive Officer
Gary W. Edwards..........................  Executive Vice President, Refining,
                                           Marketing, Supply and Transportation
Robert E. McKee III......................  Executive Vice President, Exploration
                                             Production
Robert W. Goldman........................  Senior Vice President, Finance, and Chief
                                             Financial Officer
Rick A. Harrington.......................  Senior Vice President, Legal, and General
                                             Counsel

                                   DIRECTORS

                 NAME(1)                             PRINCIPAL OCCUPATION
                 -------                             --------------------
Edgar S. Woolard, Jr.....................  Chairman of the Board of Conoco Inc.
Archie W. Dunham.........................  President and Chief Executive Officer of
                                             Conoco Inc.
Ruth R. Harkin...........................  Senior Vice President, International
                                           Affairs and Government Relations of
                                             United Technologies Corporation
Frank A. McPherson.......................  Former Chairman and Chief Executive
                                           Officer of Kerr-McGee Corporation
Gary M. Pfeiffer.........................  Senior Vice President, Finance, and Chief
                                             Financial Officer of E. I. du Pont de
                                             Nemours and Co.
William K. Reilly........................  President and Chief Executive Officer of
                                           Aqua International Partners
William R. Rhodes........................  Vice Chairman of Citigroup, Inc.
Franklin A. Thomas.......................  Consultant to the TFF Study Group

---------------

(1) The business address of our directors is c/o Conoco Inc., 600 North Dairy Ashford, Houston, Texas 77079.

                            DESCRIPTION OF THE NOTES

     We have summarized selected provisions of the Notes below. Each series of Notes is a separate series of debt securities described in the accompanying prospectus, and this summary supplements that description. We urge you to read that description for provisions that may be important to you.

GENERAL

     The 20  Notes will mature on           , 20  and will bear interest at   %
per annum. The 20  Notes will mature on           , 20  and will bear interest
at   % per annum. The 20  Notes will mature on           , 20  and will bear
interest at   % per annum. Interest on the Notes will accrue from             ,
1999. We:

     - will pay interest semiannually on           and           of each year,
       commencing             , 1999

     - will pay interest to the person in whose name a Note is registered at the
       close of business on the           or           preceding the interest
       payment date

     - will compute interest on the basis of a 360-day year consisting of twelve 30-day months

     - will make payments on the Notes at the offices of the trustee

     - may make payments by wire transfer for Notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the Note register

     We will issue the Notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The Notes will not be subject to any sinking fund, and are subject to redemption at our option.

REDEMPTION

     The Notes of each series will be redeemable at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

     - 100 percent of the principal amount of the Notes of that series to be redeemed

     - the sum of the present values of the Remaining Scheduled Payments on the Notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the
       Treasury Rate plus      basis points for the 20  Notes,      basis points
       for the 20  Notes and      basis points for the 20  Notes

In each case, we will pay accrued interest to the date of redemption.

     "Treasury Rate" means the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding the redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers that we appoint.

     "Comparable Treasury Price" means:

     - the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) as of the third business day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal

       Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or

     - if that release (or any successor release) is not published or does not contain such prices on that business day, (a) the average of the Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all quotations obtained

     "Reference Treasury Dealer" means each of Credit Suisse First Boston Corporation (and its successors), Salomon Smith Barney Inc. (and its successors) and two other nationally recognized investment banking firms that are primary U.S. Government securities dealers specified from time to time by us. If, however, any of them shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is such a dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer as of 3:30 p.m., New York time, on the third business day preceding the redemption date.

     "Remaining Scheduled Payments" means the remaining scheduled payments of the principal of and interest on each Note to be redeemed that would be due after the related redemption date but for such redemption. If the redemption date is not an interest payment date with respect to the Note being redeemed, the amount of the next succeeding scheduled interest payment on the Note will be reduced by the amount of interest accrued thereon to that redemption date.

     We will mail notice of a redemption not less than 30 days nor more than 60 days before the redemption date to holders of Notes to be redeemed. As long as those Notes are listed on the Luxembourg Stock Exchange, we also will publish notice in the Luxemburger Wort or another newspaper of general circulation in Luxembourg.

     If we are redeeming less than all the Notes of a series, the trustee will select the particular Notes of the series to be redeemed by lot or by another method the trustee deems fair and appropriate. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

     Except as described above, the Notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.

RANKING

     The Notes of each series will be our senior unsecured obligations and will rank equally in right of payment with Notes of the other series and with all of our other senior unsecured and unsubordinated indebtedness.

     We currently conduct substantially all our operations through our subsidiaries, and our subsidiaries generate substantially all our operating income and cash flow. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the Notes. The Notes will be structurally subordinated to all obligations of our subsidiaries, including claims of trade payables. This means that holders of the Notes will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings. The Notes will also be effectively subordinated to any secured debt we may incur, to the extent of the value of the assets securing that debt. The indenture does not limit the amount of debt our subsidiaries can incur, and it permits us to incur secured debt, subject to the limitations described under "Descriptions of Debt Securities -- Restrictive Covenants" in the accompanying prospectus.

     As of December 31, 1998, as adjusted to give effect to this offering and the anticipated use of proceeds received, we would have had an aggregate of $ billion of consolidated indebtedness. Approximately $ billion would have ranked equally in right of payment with the Notes. Approximately $ billion would have been owed by subsidiaries or secured and therefore effectively senior to the Notes.

NOTICES

     We will mail notices and communications to the holder's address shown on the register of the Notes. In addition, as long as a series of Notes is listed on the Luxembourg Stock Exchange, we will publish notices for that series in the Luxemburger Wort or another newspaper of general circulation in Luxembourg.

PAYING AGENTS AND TRANSFER AGENTS

     The trustee will be the paying agent and transfer agent for the Notes. In addition, as long as a series of Notes is listed on the Luxembourg Stock Exchange, we will maintain a paying agent and transfer agent for that series in Luxembourg.

THE TRUSTEE

     BancOne, N.A. is the trustee under the indenture. An affiliate of the trustee is the transfer agent for our common stock. The trustee and its affiliates also perform certain commercial banking services for us for which they receive customary fees.

BOOK-ENTRY DELIVERY AND SETTLEMENT

     We will issue the Notes of each series in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

     DTC has advised us as follows:

     - DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934

     - DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates

     - Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations

     - DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     - Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly

     - The rules applicable to DTC and its participants are on file with the SEC

     We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither Conoco, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

     We expect that under procedures established by DTC:

     - upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes

     - ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants

     The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in Notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC's system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the indenture and under the Notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the Notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the indenture or the global note.

     Neither Conoco nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the Notes.

     Payments on the Notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the Notes represented by a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

     Transfers between participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds.

CERTIFICATED NOTES

     We will issue certificated notes to each person that DTC identifies as the beneficial owner of the Notes represented by the global notes upon surrender by DTC of the global notes if either:

     - DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice

     - an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes or

     - we determine not to have the Notes represented by a global note

     Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related Notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued.

              UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

     This section discusses certain United States federal income tax consequences of the ownership and disposition of the Notes either by an individual (a "nonresident alien") who is not a citizen or resident of the United States within the meaning of Section 7701(b) of the Internal Revenue Code of 1986, as amended, or by a corporation that is a foreign corporation as to the United States within the meaning of Section 7701(a) of the Internal Revenue Code.

     In the opinion of Baker & Botts, L.L.P., under United States federal tax law as of the date of this prospectus supplement:

          (a) interest income on a Note that is received by a nonresident alien or a foreign corporation will not be subject to United States federal income tax or withholding under the portfolio interest exemption if:

        - the interest is not effectively connected with the conduct by the recipient of a trade or business in the United States

        - the recipient of the interest does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our voting stock

        - the recipient of the interest, if a foreign corporation, is not a controlled foreign corporation that is related, within the meaning of
          Section 864(d)(4) of the Internal Revenue Code, to us by reason of stock ownership and

        - the United States person who would otherwise be required to deduct and withhold tax from the interest receives a statement (which meets the requirements of Section 871(h)(5) of the Internal Revenue Code) that the beneficial owner of the Note on which the interest is paid is not a United States person

          (b) a nonresident alien or a foreign corporation will not be subject to United States federal income tax on any gain realized on the sale, exchange or redemption of a Note unless the gain is effectively connected with that person's trade or business in the United States or, in the case of an individual, that individual is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met

          (c) Notes owned by an individual who at the time of his death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of his death if the interest income on the Notes would be eligible for the portfolio interest exemption if a statement meeting the requirements of Section 871(h)(5) of the Internal Revenue Code were received

     A statement that meets the requirements of Section 871(h)(5) of the Internal Revenue Code may be provided either:

          (a) by the beneficial owner of a Note under penalties of perjury on a properly completed IRS Form W-8 (which requires the name and address of the beneficial owner) or

          (b) by a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the Note that certifies that such a properly completed Form W-8 has been received from the beneficial owner of the Note by it or by a financial institution between it and the beneficial owner of the Note

Copies of IRS Form W-8 may be obtained from Paribas Luxembourg S.A., the Luxembourg listing agent, and when completed by the beneficial owner should be provided to the person through which the beneficial owner holds the Notes. Changes to the pertinent Treasury regulations that will affect the ways in which a statement meeting the requirements of Section 871(h)(5) of the Internal Revenue Code may be provided are scheduled to be effective on January 1, 2000.

     If a statement meeting the requirements of Section 871(h)(5) of the Internal Revenue Code is not received by the person who would otherwise be required to deduct and withhold tax from the interest or if the portfolio interest exemption is not available for another reason, then the interest on a Note may be subject to United States withholding at a rate of 30 percent. Interest on a Note that is effectively connected with the conduct of a trade or business in the United States by a holder of a Note who is a nonresident alien or a foreign corporation may be subject to United States income tax at rates applicable to a United States person.

     Interest on a Note beneficially owned by a nonresident alien or a foreign corporation will be reported annually to the IRS on IRS Form 1042S. Neither information reporting on IRS Form 1099 nor backup withholding will apply to payments of interest on a Note or to amounts received on the sale, exchange or redemption of a Note by a nonresident alien or a foreign corporation if an IRS Form W-8 is provided as outlined above and, in the case of amounts received on the sale, exchange or redemption of a Note, certain other information is provided.

     The description above does not deal with all aspects of United States federal income taxation or withholding that may be relevant to a nonresident alien or a foreign corporation who is the beneficial owner of a Note. You should consult your own tax advisor for specific advice concerning the ownership and disposition of a Note.

                                  UNDERWRITERS

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. are acting as representatives, the principal amount of the Notes of each series set forth opposite the name of the underwriter.

                                                           PRINCIPAL       PRINCIPAL       PRINCIPAL
                                                            AMOUNT          AMOUNT          AMOUNT
UNDERWRITER                                               OF 20 NOTES     OF 20 NOTES     OF 20 NOTES
-----------                                              -------------   -------------   -------------
Credit Suisse First Boston Corporation.................    $               $               $
Salomon Smith Barney Inc...............................
Chase Securities Inc...................................
Goldman, Sachs & Co....................................
Lehman Brothers Inc....................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated.....
Morgan Stanley & Co. Incorporated......................
NationsBanc Montgomery Securities LLC..................

                                                           --------        --------        --------
          Total........................................    $               $               $
                                                           ========        ========        ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

     The underwriters propose initially to offer the Notes of each series to the public at the respective public offering prices set forth on the cover page of this prospectus supplement and to offer some of the Notes of each series to certain dealers at the public offering prices less a concession not in excess of:

     -   % of the principal amount in the case of the      Notes

     -   % of the principal amount in the case of the      Notes

     -   % of the principal amount in the case of the      Notes

The underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of:

     -   % of the principal amount in the case of the      Notes

     -   % of the principal amount in the case of the      Notes

     -   % of the principal amount in the case of the      Notes

After the initial public offering, the underwriters may change the public offering prices, concessions and discounts.

     Each underwriter has severally represented and agreed that it:

     - has not offered or sold, and prior to the expiration of six months from the closing date, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995

     - has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom and

     - has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or a person to whom the document may otherwise lawfully be issued or passed on

     The Notes are a new issue of securities with no established trading market. Although we have applied to list the Notes on the Luxembourg Stock Exchange, we do not currently intend to apply for the listing of the Notes on any other securities exchange or for quotation of the Notes in any dealer quotation system. We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange, and settlement of the Notes is not conditioned on obtaining this listing. We have been advised by the underwriters that one or more of them intend to make a market in the Notes of each series, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. We can give no assurance as to the liquidity of the trading market for any series of the Notes.

     We estimate that our share of the total expenses of the offering, excluding underwriting discounts, will be approximately $1.9 million.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     In connection with this offering, the representatives, on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of Notes in excess of the number of Notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate-covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of Notes made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the representatives, in a syndicate covering transaction, repurchases Notes originally sold by that syndicate member. These activities may cause the price of the Notes to be higher than it would otherwise be in the open market in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     Some of the underwriters or their respective affiliates have performed and may in the future perform various financial advisory, commercial banking and investment banking services for us from time to time, for which they have received or will receive customary fees. Both Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. served as representatives of the underwriters of our initial public offering, for which they received customary compensation. The underwriters may, from time to time, engage in transactions with us in the ordinary course of business.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws. These laws will vary depending on the relevant jurisdiction and may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. You are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the dealer from whom that purchaser receives the purchase confirmation that (a) the purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (b) where required by law, the purchaser is purchasing as principal and not as agent and (c) the purchaser has reviewed the text above under "-- Resale Restrictions."

RIGHTS OF ACTION OF ONTARIO PURCHASERS

     The securities being offered are those of a foreign issuer, and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities laws. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     Conoco Inc., all of our directors and officers as well as the experts named in this prospectus supplement and the accompanying prospectus may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser in this offering. That report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17. Only one such report must be filed for Notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Notes in their particular circumstances and with respect to the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

                        LISTING AND GENERAL INFORMATION

     We have applied to list the Notes on the Luxembourg Stock Exchange. In connection with the listing application, our Second Amended and Restated Certificate of Incorporation and by-laws and a legal notice (Notice Legale)relating to the issuance of the Notes will have been deposited prior to listing with the Chief Registrar of the District Court of Luxembourg (Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg), where you may examine these documents and obtain copies upon request.

     Copies of our Second Amended and Restated Certificate of Incorporation and our annual, quarterly and current reports will be available for inspection at the main office of Kredietbank S.A. Luxembourg in Luxembourg as long as the Notes are outstanding. Kredietbank S.A. Luxembourg will act as intermediary between the Luxembourg Stock Exchange and us and holders of the Notes. In addition, you may obtain free copies of these reports at Kredietbank S.A. Luxembourg's office.

     PricewaterhouseCoopers LLP are our independent certified public accountants.

     Our Board of Directors adopted resolutions relating to the sale and issuance of the Notes on February 23, 1999.

     Other than as disclosed in this prospectus supplement, the prospectus and the documents we have incorporated by reference, there has been no material adverse change in our financial position since December 31, 1998.

     We are not involved in litigation, arbitration or administrative proceedings relating to claims or amounts that are material in the context of the issue of the Notes.

     The Notes have been accepted for clearance through Euroclear and Cedelbank. The common code, the International Security Identification Number (ISIN) and the CUSIP Number assigned to each series of the Notes is as follows:

                                                       20 NOTES     20 NOTES     20 NOTES
                                                      ----------   ----------   ----------
Common Code.........................................
ISIN................................................
CUSIP No. ..........................................

                                 LEGAL MATTERS

     R. A. Harrington, our Senior Vice President, Legal, and General Counsel, and Baker & Botts, L.L.P., Houston, Texas, our outside counsel, will issue opinions about certain legal matters in connection with the offering of the Notes for us. Cravath, Swaine & Moore, New York, New York, will issue an opinion about certain legal matters in connection with the offering for the underwriters.

                                    EXPERTS

     The financial statements incorporated in the accompanying prospectus by reference to our annual report on Form 10-K for the year ended December 31, 1998, as amended on March 12, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           PRINCIPAL OFFICE OF CONOCO

                            600 North Dairy Ashford
                              Houston, Texas 77079

                          REGISTERED OFFICE OF CONOCO

                               1209 Orange Street
                           Wilmington, Delaware 19801

                 PRINCIPAL PAYING AGENT, REGISTRAR AND TRUSTEE

                                 BANCONE, N.A.
                             100 East Broad Street
                      8th Floor/Corporate Trust Department
                              Columbus, Ohio 43215

                            LUXEMBOURG PAYING AGENT

                          KREDIETBANK S.A. LUXEMBOURG
                        Kredietbank S.A. Luxembourgeoise
                              43, Boulevard Royal
                               L-2955 Luxembourg

                                 LEGAL ADVISORS

 To Conoco as to Matters of     To Conoco as to Matters of      To the Underwriters as to
     United States Law:             United States Law:        Matters of United States Law:
    BAKER & BOTTS, L.L.P.             R.A. HARRINGTON            CRAVATH, SWAINE & MOORE
       One Shell Plaza         Senior Vice President, Legal         825 Eighth Avenue
        910 Louisiana                       and                 New York, New York 10019
    Houston, Texas 77002              General Counsel
                                        Conoco Inc.
                                  600 North Dairy Ashford
                                   Houston, Texas 77079

                       INDEPENDENT ACCOUNTANTS TO CONOCO

                           PRICEWATERHOUSECOOPERS LLP
                                 1201 Louisiana
                              Houston, Texas 77002

                                 LISTING AGENT

                          KREDIETBANK S.A. LUXEMBOURG
                        Kredietbank S.A. Luxembourgeoise
                              43, Boulevard Royal
                               L-2955 Luxembourg

PROSPECTUS

LOGO

CONOCO INC.
600 North Dairy Ashford
Houston, Texas 77079
(281) 293-1000

                                 $4,000,000,000
                                DEBT SECURITIES

         -----------------------------------------------------------------------

  We will provide the specific terms of the securities in supplements to this prospectus.
You should read this prospectus and any supplement carefully before you invest.

         -----------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 24, 1999

                               TABLE OF CONTENTS

About This Prospectus.......................................    2
Where You Can Find More Information.........................    2
Forward-Looking Information.................................    4
About Conoco................................................    4
Use of Proceeds.............................................    5
Ratio of Earnings to Fixed Charges..........................    5
Description of Debt Securities..............................    5
Plan of Distribution........................................   14
Legal Opinions..............................................   15
Experts.....................................................   15

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a "shelf" registration process. Using this process, we may offer the securities described in this prospectus in one or more offerings with a total initial offering price of up to $4,000,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement. The prospectus supplement and any pricing supplement will describe the specific terms of that offering. The prospectus supplement and any pricing supplement may also add, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or by visiting our Web site at http://www.conoco.com.

     This prospectus is part of a registration statement we have filed with the SEC relating to the debt securities. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our debt securities. The registration statement, exhibits and schedules are available at the SEC's Public Reference Room or through its Web site.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings we make with the SEC under Section 13(a), 13(c), 14 or

15(d) of the Securities Exchange Act of 1934 until we sell all the debt securities. The documents we incorporate by reference are:

     - our annual report on Form 10-K for the year ended December 31, 1998, as amended on March 12, 1999

     - our current report on Form 8-K as filed with the SEC on March 23, 1999

     You may request a copy of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by writing or telephoning us at the following address:

        Conoco Inc.
        600 North Dairy Ashford
        Houston, Texas 77079
        Attention: Capital Markets
        Telephone: (281) 293-2648

     YOU SHOULD RELY ONLY ON THE INFORMATION WE HAVE PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANY PERSON (INCLUDING ANY SALESMAN OR BROKER) TO PROVIDE INFORMATION OTHER THAN THAT PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                          FORWARD-LOOKING INFORMATION

     This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by the words "expects," "intends," "plans," "projects," "believes," "estimates" and similar expressions.

     We have based the forward-looking statements relating to our operations on our current expectations, estimates and projections about us and the petroleum industry in general. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, our actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

     - fluctuations in crude oil and natural gas prices and refining and marketing margins

     - failure or delays in achieving expected production from oil and gas development projects

     - uncertainties inherent in predicting oil and gas reserves and oil and gas reservoir performance

     - lack of exploration success

     - disruption or interruption of our production facilities due to accidents or political events

     - international monetary conditions and exchange controls

     - liability for remedial actions under environmental regulations

     - disruption to our operations due to untimely or incomplete resolution of Year 2000 issues by us or other entities

     - liability resulting from litigation

     - world economic and political conditions

     - changes in tax and other laws applicable to our business

                                  ABOUT CONOCO

     Conoco Inc. is a major, integrated, international energy company operating in 40 countries worldwide. We were founded in 1875 and are involved in both the "Upstream" and "Downstream" segments of the petroleum business. Upstream activities include exploring for and developing, producing and selling crude oil, natural gas and natural gas liquids. Downstream activities include refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products.

     In this prospectus, we refer to Conoco Inc., its wholly owned and majority owned subsidiaries and its ownership interest in equity affiliates as "we," unless the context clearly indicates otherwise. Our ownership interest in equity affiliates includes corporate entities, partnerships, limited liability companies and other ventures in which we exert significant influence by virtue of our ownership interest, typically between 20 and 50 percent.

                                USE OF PROCEEDS

     Unless we inform you otherwise in the prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include repayment and refinancing of debt (including debt owed to E. I. du Pont de Nemours and Company), acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for each of the periods shown is as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                            ----------------------------------
                                                            1998   1997    1996    1995   1994
                                                            ----   -----   -----   ----   ----
Ratio of earnings to fixed charges........................  3.2x   12.9x   11.6x   7.3x   7.3x
Ratio of earnings before special items to fixed charges...  4.6x   12.4x   11.5x   7.7x   8.0x

     We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, "earnings" consist of income before income taxes and extraordinary items and fixed charges. "Fixed charges" consist of interest expense, capitalized interest, amortization of debt expense and that portion of annual rental expense we have deemed to represent the interest factor.

     For the ratio of earnings before special items to fixed charges, we have excluded special items from the computation of earnings. Special items are material nonrecurring items and generally consist of asset sales, property impairments, tax rate changes, employee separation costs, inventory write-downs, environmental insurance litigation recoveries, environmental litigation charges and, in 1998, stock option provision. For more information about our special items, please read "Results of Operations -- Special Items" beginning on page 45 in Item 7 of our annual report on Form 10-K for the year ended December 31, 1998, as amended on March 12, 1999.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities covered by this prospectus will be our general unsecured obligations. The debt securities will be issued under an indenture between us and a trustee that we will name in the prospectus supplement.

     We have summarized selected provisions of the indenture and the debt securities below. This summary is not complete. We have filed the form of the indenture with the SEC as an exhibit to the registration statement, and you should read the indenture for provisions that may be important to you.

     In this summary description of the debt securities, all references to us mean Conoco Inc. only, unless we state otherwise or the context clearly indicates otherwise.

GENERAL

     The debt securities will constitute senior debt and will rank equally with all of our unsecured and unsubordinated debt. The indenture does not limit the amount of debt that we may issue under the indenture, nor does it limit the amount of other unsecured debt or securities that we may issue. We may issue debt securities under the indenture from time to time in one or more series, each in an amount we authorize prior to issuance.

     We currently conduct substantially all our operations through our subsidiaries, and our subsidiaries generate substantially all our operating income and cash flow. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries' financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of our subsidiaries on their assets and earnings.

     Other than the restrictions on liens and sale/leaseback transactions described below, the indenture and the debt securities do not contain any covenants or other provisions designed to protect holders of the debt securities in the event we participate in a highly leveraged transaction. The indenture and the debt securities also do not contain provisions that give holders of the debt securities the right to require us to repurchase their securities in the event of a decline in our credit ratings resulting from a takeover, recapitalization or similar restructuring or otherwise.

     The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

     - The title of the debt securities

     - The total principal amount of the debt securities

     - Whether we will issue the debt securities in individual certificates to each holder or in the form of temporary or permanent global securities held by a depository on behalf of holders

     - The date or dates on which the principal of and any premium on the debt securities will be payable

     - Any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments

     - Whether and under what circumstances any additional amounts with respect to the debt securities will be payable

     - The place or places where payments on the debt securities will be payable

     - Any provisions for optional redemption or early repayment

     - Any provisions that would obligate us to redeem, purchase or repay debt securities

     - The denominations in which we will issue the debt securities

     - Whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula

     - The portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount

     - Any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations

     - Any changes or additions to the events of default or covenants described in this prospectus

     - Any restrictions or other provisions relating to the transfer or exchange of debt securities

     - Any terms for the conversion or exchange of the debt securities for other securities of us or any other entity

     We may sell the debt securities at a discount (which may be substantial) below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

     If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

RESTRICTIVE COVENANTS

     We have agreed to two principal restrictions on our activities for the benefit of holders of the debt securities. The restrictive covenants summarized below will apply to a series of debt securities (unless waived or amended) as long as any of those debt securities are outstanding, unless the prospectus supplement for the series states otherwise. We have used in this summary description capitalized terms that we have defined below under "-- Glossary." In this description of the covenants only, all references to us mean Conoco Inc. and its principal domestic subsidiaries, unless the context clearly indicates otherwise. Our principal domestic subsidiaries are those that have substantially all their assets in the United States and that own a Principal Property.

     Limitation on Liens

     We have agreed that we will issue, assume or guarantee debt for borrowed money secured by a lien upon a Principal Property or shares of stock or debt of any of our principal domestic subsidiaries only if we secure the debt securities equally and ratably with or prior to the debt secured by that lien. If we so secure the debt securities, we have the option to secure any of our other debt or obligations equally and ratably with or prior to the debt secured by the lien and, accordingly, equally and ratably with the debt securities. This covenant has exceptions that permit:

          (a) Liens existing on the date we first issue a series of debt securities

          (b) Liens on the property, assets, stock, equity or debt of any entity existing at the time we acquire that entity or its property or at the time the entity becomes a principal domestic subsidiary

          (c) Liens on assets either:

           - existing at the time we acquire the assets

           - securing all or part of the cost of acquiring, constructing, improving, developing or expanding the assets or

           - securing debt to finance the purchase price of the assets or the cost of constructing, improving, developing or expanding the assets that was incurred before, at or within 12 months after the acquisition or completion of the assets or their commencing commercial operation

          (d) Liens on specific assets to secure debt incurred to provide funds for the cost of exploration, drilling or development of those assets

          (e) Intercompany liens in favor of us

          (f) Liens securing industrial development, pollution control or other revenue bonds of a domestic government entity

          (g) Statutory or other liens arising in the ordinary course of our business and relating to amounts that are not yet delinquent or that we are contesting in good faith

          (h) Any extensions, substitutions, replacements or renewals of the above-described liens or any debt secured by these liens if both

           - the new lien is limited to the property (plus any improvements) secured by the original lien and

           - the amount of debt secured by the new lien and not otherwise permitted does not materially exceed the amount of debt refinanced plus any costs incurred to refinance the debt

     In addition, without securing the debt securities as described above, we may issue, assume or guarantee debt that this covenant would otherwise restrict in a total principal amount that, when added to all of our other outstanding debt that this covenant would otherwise restrict and the total amount of Attributable Debt outstanding for Sale/Leaseback Transactions, does not exceed a "basket" equal to 10% of Consolidated Net Tangible Assets. When calculating this total principal amount, we exclude from the calculation Attributable Debt from Sale/Leaseback Transactions in connection with which we have purchased property or retired or defeased debt as described in clause (b) below under "Limitation on Sale/Leaseback Transactions."

     For these purposes, "debt" includes all notes, bonds, debentures or similar evidences of debt for money borrowed. The following types of transactions do not create "debt" secured by "liens" within the meaning of this covenant:

          (a) The sale or other transfer of either:

           - oil, gas or other minerals in place for a period of time until, or in an amount such that, the purchaser will realize from those minerals a specified amount of money or a specified amount of those minerals or

           - any other interest in property commonly referred to as a "production payment"

          (b) The mortgage or pledge of our property in favor of the United States, any state of the United States or any department, agency or instrumentality of either, to secure payments under any contract or statute

     Limitation on Sale/Leaseback Transactions

     We have agreed that we will enter into a Sale/Leaseback Transaction only if at least one of the following applies:

          (a) We could incur debt in a principal amount equal to the Attributable Debt for that Sale/ Leaseback Transaction and, without violating the "Limitation on Liens" covenant, could secure that debt by a lien on the property to be leased without equally and ratably securing the debt securities.

          (b) Within the period beginning six months before the closing of the Sale/Leaseback Transaction and ending six months after the closing, we apply the net proceeds of the Sale/Leaseback Transaction either:

           - to the voluntary defeasance or retirement of any debt securities or Funded Debt or

           - to the acquisition, exploration, drilling, development, construction, improvement or expansion of one or more Principal Properties

     Any amount of the net proceeds we do not apply for these purposes will be subject to the limitation described in (a). For purposes of these calculations, the net proceeds of the Sale/Leaseback Transaction means the net proceeds of the sale or transfer of the property leased in the Sale/ Leaseback Transaction (or, if greater, the fair value of that property at the time of the Sale/ Leaseback Transaction as determined by our board of directors) adjusted to reflect the remaining term of the lease.

     Glossary

     "Attributable Debt" means the present value of the rental payments during the remaining term of the lease included in the Sale/Leaseback Transaction. To determine that present value, we use a discount rate equal to the lease rate of the Sale/Leaseback Transaction. For these purposes, rental payments do not include any amounts we are required to pay for taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights. In the case of any lease that we may terminate by paying a penalty, if the net amount would be reduced if we terminated the lease on the first date that it could be terminated, then this lower net amount will be used.

     "Consolidated Net Tangible Assets" means the total amount of assets (after deducting applicable accumulated depreciation, depletion and amortization and other reserves and other properly deductible items) less

     - all current liabilities (excluding liabilities that are extendable or renewable at our option to a date more than 12 months after the date of calculation and excluding current maturities of long-term debt) and

     - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets

We will calculate our Consolidated Net Tangible Assets based on our most recent quarterly balance sheet.

     The term "debt" means all notes, bonds, debentures or similar evidences of debt for money borrowed.

     "Funded Debt" means all debt that matures on or is renewable to a date more than one year after the date the debt is incurred.

     "Principal domestic subsidiary" means a subsidiary that has substantially all its assets in the United States and that owns a Principal Property.

     "Principal Property" means any oil or gas producing property located onshore or offshore of the United States or any refinery or manufacturing plant located in the United States. This term excludes any property, refinery or plant that in our Board's opinion is not materially important to the total business conducted by us and our consolidated subsidiaries. This term also excludes any transportation or marketing facilities or assets.

     "Sale/Leaseback Transaction" means any arrangement with anyone under which we lease any Principal Property that we have or will sell or transfer to that person. This term excludes the following:

     - temporary leases for a term of not more than three years

     - intercompany leases between us and one of our subsidiaries or between two or more of our subsidiaries

     - leases of a Principal Property executed by the time of or within 12 months after the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property

     - arrangements under any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The indenture generally permits a consolidation or merger between us and another entity. It also permits the sale by us of all or substantially all of our assets. We have agreed, however, that we will consolidate with or merge into any entity or transfer or dispose of all or substantially all of our assets to any entity only if:

     - we are the continuing corporation or

     - if we are not the continuing corporation, the resulting entity is organized and existing under the laws of any United States jurisdiction and assumes the due and punctual payments on the debt securities and the performance of our covenants and obligations under the indenture and the debt securities and

     - in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction

EVENTS OF DEFAULT

     Unless we inform you otherwise in the prospectus supplement, the following are events of default with respect to a series of debt securities:

     - our failure to pay interest on that series of debt securities for 30 days

     - our failure to pay principal of or any premium on that series of debt securities when due

     - our failure to redeem, purchase or repay debt securities of that series

     - our failure to comply with any of our covenants or agreements in that series of debt securities or the indenture (other than an agreement or covenant that we have included in the indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all outstanding debt securities affected by that failure

     - certain events involving bankruptcy, insolvency or reorganization of Conoco Inc.

     - any other event of default provided for that series of debt securities

     A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

     If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities affected, voting as one class) may require us to pay the principal of and all accrued and unpaid interest on those debt securities. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or of all debt securities affected, voting as one class) may in some cases rescind this accelerated payment requirement.

     A holder of a debt security of any series may pursue any remedy under the indenture only if:

     - the holder gives the trustee written notice of a continuing event of default for that series

     - the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy

     - the holder offers to the trustee indemnity reasonably satisfactory to the trustee

     - the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity and

     - during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request

     This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

     In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities affected, voting as one class) may direct the time, method and place of

     - conducting any proceeding for any remedy available to the trustee

     - exercising any trust or power conferred on the trustee not relating to or arising under an event of default

     The indenture requires us to file each year with the trustee a written statement as to our compliance with the covenants contained in the indenture.

MODIFICATION AND WAIVER

     We may amend or supplement the indenture if the holders of a majority in principal amount of the outstanding debt securities of all series affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security affected, however, no modification may:

     - reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver

     - reduce the rate of or change the time for payment of interest on the debt security

     - reduce the principal of the debt security or change its stated maturity

     - reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed

     - change any obligation to pay additional amounts on the debt security

     - make payments on the debt security payable in currency other than as originally stated in the debt security

     - impair the holder's right to institute suit for the enforcement of any payment on the debt security

     - make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in this provision for modification

     - waive a continuing default or event of default regarding any payment on the debt securities

     We may amend or supplement the indenture or waive any provision of it without the consent of any holders of debt securities in certain circumstances, including

     - to cure any ambiguity, omission, defect or inconsistency

     - to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer

     - to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities

     - to provide any security for or guarantees of any series of debt securities

     - to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939

     - to add covenants that would benefit the holders of any debt securities or to surrender any rights we have under the indenture

     - to add events of default with respect to any debt securities

     - to make any change that does not adversely affect any outstanding debt securities of any series in any material respect

     The holders of a majority in principal amount of the outstanding debt securities of any series (or of all debt securities affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

DEFEASANCE

     When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. If we deposit with the trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

     - we will be discharged from our obligations with respect to the debt securities of that series ("legal defeasance") or

     - we will no longer have any obligation to comply with the restrictive covenants under the indenture, and the related events of default will no longer apply to us ("covenant defeasance")

     If we defease a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the indenture, except for our obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, our obligation to pay principal, premium and interest on the debt securities will also survive.

     Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

GOVERNING LAW

     New York law will govern the indenture and the debt securities.

TRUSTEE

     If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities only after those holders have offered the trustee indemnity reasonably satisfactory to it.

     The indenture contains limitations on the right of the trustee, if it becomes one of our creditors, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     We will issue the debt securities in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debt securities. We may, however, require the payment of any tax or other governmental charge payable for that registration.

     Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

     We have appointed the trustee as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents initially designated by us, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

     In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security either:

     - during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice or

     - if we have called the debt security for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part

PAYMENT AND PAYING AGENTS

     Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in a prospectus supplement, we will make interest payments to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

     Unless we inform you otherwise in a prospectus supplement, the trustee will be designated as our paying agent for payments on debt securities issued under the indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

BOOK-ENTRY DEBT SECURITIES

     We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

                              PLAN OF DISTRIBUTION

     We may sell the offered securities in and outside the United States (a) through underwriters or dealers, (b) directly to purchasers or (c) through agents. The prospectus supplement will include the following information:

     - the terms of the offering
     - the names of any underwriters or agents
     - the purchase price of the securities from us
     - the net proceeds to us from the sale of the securities
     - any delayed delivery arrangements
     - any underwriting discounts and other items constituting underwriters' compensation
     - any initial public offering price
     - any discounts or concessions allowed or reallowed or paid to dealers.

SALE THROUGH UNDERWRITERS OR DEALERS

     If we use underwriters in the sale, the underwriters will acquire the debt securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

     If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

DIRECT SALES AND SALES THROUGH AGENTS

     We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

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

DELAYED DELIVERY CONTRACTS

     If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

GENERAL INFORMATION

     We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

                                 LEGAL OPINIONS

     R. A. Harrington, our Senior Vice President, Legal, and General Counsel, or another of our lawyers, or Baker & Botts, L.L.P., Houston, Texas, our outside counsel, will issue an opinion about the legality of the offered securities for us. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 1998, as amended on March 12, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              The Britannia gas/condensate development in the
                              U.K., which is operated jointly by Conoco and
[PHOTO OF BRITANNIA           Chevron under the first such arrangement in the
PLATFORM]                     North Sea, has the capacity to supply 8 percent of
                              Britain's natural gas needs at peak production.




      Conoco has drilled more than 200 gas wells on
     its Lobo trend properties in South Texas since      [PHOTO OF CONOCO
    acquiring $929 million in producing acreage and      EMPLOYEES DRILLING
         transportation assets in the area in 1997.          GAS WELL]





                             A Conoco double-hulled tanker takes on a cargo of
                             blended crude oil from the Petrozuata project in
   [PHOTO OF TANKER]         Venezuela. Starting in 2000, the extra-heavy crude
                             will be processed into a synthetic crude oil by a $1 billion upgrading facility under construction in Venezuela.

                                 [CONOCO LOGO]